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FOR IMMEDIATE RELEASE

 FROM:                             CONTACT:
The Marquee Group, Inc.            Timothy J. Klahs
888 Seventh Avenue, 37th Floor     Director, Corporate Communications
New York, New York 10019           The Sillerman Companies
                                   150 East 58th Street, 19th Floor
                                   New York, New York 10155
                                   (212) 407-9126

                      THE MARQUEE GROUP, INC. ANNOUNCES
                      EXTENSION OF ITS OFFER TO PURCHASE

NEW YORK, August 26, 1997 -- The Marquee Group, Inc. (NASDAQ SmallCap: MRQE) today announced that it is amending its recent tender offer to purchase all of its outstanding warrants. This amendment increases the cash purchase price from $2.25 per warrant to $2.40 per warrant and extends the offer to 12:00 midnight, New York City time, Wednesday, September 10, 1997, unless further extended. Marquee's tender offer was previously scheduled to expire at 5:00 p.m., September 4, 1997. All other material terms and conditions of Marquee's offer remain unchanged.

   According to Continental Stock Transfer & Trust Company, the Depositary for Marquee's tender offer, as of 5:00 p.m., Monday, August 25, 1997, approximately 3.7 million warrants were tendered in the Offer.

   Additional information may be obtained from Marquee's information agent, Georgeson & Company Inc. at 1-800-223-2064.